UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 3)*

Qorus.com, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

747280105

(CUSIP Number)

Kevin R. Keating, 936A Beachland Boulevard, Suite 13

Vero Beach, FL 32963 (772) 231-7544

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 747280105	13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thurston Interests, LLC 36-4078659
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,200,000 8. Shared Voting Power 0 9. Sole Dispositive Power 1,200,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

Cusip No. 747280105	13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Waveland, L.L.C. 36-4068458
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,200,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) OO

Cusip No. 747280105	13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Patrick J. Haynes, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 50,000 8. Shared Voting Power 1,310,253 9. Sole Dispositive Power 50,000 10. Shared Dispositive Power 1,310,253

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,360,253
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 3.2%
14.	Type of Reporting Person (See Instructions) IN

Cusip No. 747280105	13D	Page 5 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thurston Associates, Inc. 36-3595852
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,200,000 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) CO

Cusip No. 747280105	13D	Page 6 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Russell T. Stern, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 57,865 8. Shared Voting Power 1,200,000 9. Sole Dispositive Power 57,865 10. Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,257,865
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 2.9%
14.	Type of Reporting Person (See Instructions) IN

Cusip No. 747280105	13D	Page 7 of 9

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relating to the shares of common stock, $.001 par value per share (“Common Stock”), of Qorus.com, Inc., a Delaware corporation (the “Issuer”), amends and restates the original Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 18, 2003, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 27, 2003 and Amendment No. 2 to Schedule 13D filed with the SEC on May 13, 2004, as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston Interests, LLC, a Delaware limited liability company (“Thurston”), Waveland, L.L.C., a Delaware limited liability company (“Waveland”), Patrick J. Haynes, III, a citizen of the United States (“Haynes”), Thurston Associates, Inc., an Illinois corporation (“Associates”), and Russell T. Stern, Jr., a citizen of the United States (“Stern”). This Amendment No. 3 is being filed as a joint filing pursuant to Rule 13d-l(k)(1) by Thurston, Waveland, Haynes, Associates and Stern (collectively, the “Reporting Persons”).

Item 1. Security and Issuer

The class of equity securities to which this Amendment No. 3 relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 936A Beachland Boulevard, Suite 13, Vero Beach, Florida 32963.

Item 2. Identity and Background

This Statement is being filed as a joint filing pursuant to Rule 13d-l(k)(1) by the Reporting Persons. The address of the principal office of Thurston and Waveland is 2700 Patriot Boulevard, Suite 150, Glenview, Illinois 60025. The principal business of Thurston is private merchant banking. Waveland is a limited liability company, the sole purpose of which is to hold the personal investments of Haynes and his family. The business address of Haynes is 2700 Patriot Boulevard, Suite 150, Glenview, Illinois 60025. The principal occupation of Haynes is Chairman of the Board of Billing Services Group, LLC and Chairman and Chief Executive Officer of Avery Holdings, LLC, previously known as Avery Communications, Inc. Haynes is also the sole manager of Thurston. The business address of Associates and Stern is 2700 Patriot Boulevard, Suite 150, Glenview, Illinois 60025. Associates is an Illinois corporation, the sole purpose of which is to hold the personal investments of Stern and his family. The principal occupation of Stern is Chairman of Thurston Group, Inc., a private merchant banking firm located in Glenview, Illinois.

Haynes and Stern have effective control, through ownership, over Thurston. Haynes has effective control over Waveland. Stern has effective control over Associates.

None of Thurston, Waveland, Haynes, Associates or Stern has been convicted, during the last five years, in a criminal proceeding nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 22, 2004, pursuant to a Securities Purchase Agreement dated June 10, 2004, by and among the Issuer, Keating Reverse Merger Fund, LLC (“KRM Fund”), Thurston and certain other shareholders of the Issuer (the “Other Shareholders”), Thurston and the Other Shareholders sold 8,856,064 shares of Common Stock to KRM Fund for a purchase price of approximately $0.038 per share. In connection with the transactions under the Purchase Agreement, Thurston also converted a convertible promissory note payable by the Issuer in the principal amount of $60,000 (the “Note”) into 1,200,000 shares of Common Stock, at a conversion price of $0.05 per share.

Haynes owns options to purchase 50,000 shares of Common Stock, all of which are vested. Stern beneficially owns an additional 57,865 shares of Common Stock. Waveland, Haynes, Associates and Stern are the beneficial owners of Common Stock beneficially owned by Thurston.

Cusip No. 747280105	13D	Page 8 of 9

Item 4. Purpose of Transaction

The Reporting Persons each previously acquired beneficial ownership of shares of Common Stock for investment purposes. The Reporting Persons determined that it is in their collective best interests to sell substantially all the Common Stock owned by Thurston to KRM Fund.

Item 5. Interest in Securities of the Issuer

Thurston beneficially owns a total of 1,200,000 shares of Common Stock, which represents 2.8% of the issued and outstanding shares of Common Stock. Thurston has the sole power to dispose of 1,200,000 shares of Common Stock and the sole power to vote 1,200,000 shares of Common Stock.

Waveland beneficially owns a total of 1,200,000 shares of Common Stock, which represents 2.8% of the issued and outstanding shares of Common Stock. Waveland has shared power to vote and dispose of 1,200,000 shares of Common Stock.

Haynes beneficially owns 1,360,253 shares of Common Stock, which represents 3.2% of the issued and outstanding shares of Common Stock. Haynes has sole power to vote and dispose of 50,000 shares of Common Stock, which are issuable upon exercise of a stock option exercisable within 60 days, and Haynes has shared power to vote and dispose of 1,310,253 shares of Common Stock.

Associates beneficially owns a total of 1,200,000 shares of Common Stock, which represents 2.8% of the issued and outstanding shares of Common Stock. Associates has shared power to vote and dispose of 1,200,000 shares of Common Stock.

Stern beneficially owns 1,257,865 shares of Common Stock, which represents 2.9% of the issued and outstanding Common Stock. Stern has the sole power to vote and dispose of 57,865 shares of Common Stock. Stern has shared power to vote and dispose of 1,200,000 shares of Common Stock.

On June 22, 2004, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the issued and outstanding shares of Common Stock.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Haynes and Stern have effective control, through ownership, over Thurston, and therefore, may indirectly direct the voting and disposition of its shares of Common Stock.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement between Thurston, Waveland, Haynes, Associates and Stern (filed herewith).

2	Securities Purchase Agreement by and among KRM Fund, the Issuer, Thurston, and certain other shareholders (incorporated herein by reference to Exhibit 99 of the Issuer’s Current Report on Form 8-K filed on June 16, 2004).

Cusip No. 747280105	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of June 23, 2004	THURSTON INTERESTS, LLC

	By:	/s/ Patrick J. Haynes, III
Name: Patrick J. Haynes, III
Title: Manager

WAVELAND, L.L.C.

	By:	/s/ Patrick J. Haynes, III
Patrick J. Haynes, III, Manager

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III

THURSTON ASSOCIATES, INC.

	By:	/s/ Russell T. Stern, Jr.
Russell T. Stern, Jr., President

/s/ Russell T. Stern, Jr.
Russell T. Stern, Jr.